Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as at March 31, 2021, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At March 31, 2021

(in millions of dollars)

Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	9,942
Current financial debt	10,529
Current portion of financial instruments for interest rate swaps liabilities	264
Other current financial instruments — liabilities	87
Financial liabilities directly associated with assets held for sale	-
Total current financial debt	20,822

Non-current financial debt	52,541
Non-controlling interests	2,390
Shareholders’ equity
Common shares	8,193
Paid-in surplus and retained earnings	112,676
Currency translation adjustment	(11,566)
Treasury shares	(8)
Total shareholders’ equity — Group share	109,295
Total capitalization and non-current indebtedness	164,226

As of March 31, 2021, TOTAL SE had an authorized share capital of 3,675,861,809 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,629,839,616 ordinary shares (including 174,890 treasury shares from shareholders’ equity).

As of March 31, 2021, approximately $7,803 million of the Group’s non-current financial debt was secured and $44,738 million was unsecured, and all of the Group’s current financial debt of $10,529 million was unsecured. As of March 31, 2021, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness.

For more information about TOTAL’s off-balance sheet commitments and contingencies, see Note 13.1 of the Notes to TOTAL’s audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 31, 2021.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since March 31, 2021.